Exhibit 99.1

On Announces Fourth Quarter and Full Year Results, and the Filing of its Annual Report on Form 20-F for 2023
•On achieves strong full year results in 2023, significantly exceeding the expectations set at the beginning of the year, reaching net sales of CHF 1,792.1 million. This reflects a reported growth rate of 46.6% year-over-year and over 55% on a constant currency basis. On further reports a gross profit margin of 59.6%, net income of CHF 79.6 million and an adjusted EBITDA margin of 15.5%, showcasing On's ongoing commitment to combine strong growth with continuously increasing profitability.
•On reports fourth quarter net sales of CHF 447.1 million, growing by 21.9% year-over-year on a reported basis and over 31% on a constant currency basis. The strength and increasing awareness of the On brand drove record-high traffic to On's website and retail stores around the globe, resulting in a 46.2% DTC share, the highest in On's history.
•Fueled by the elevated DTC share and high share of full-price sales in both channels, On's gross profit margin in Q4 2023 reached 60.4%, above its stated mid-term ambition to exceed 60%.
•The continued strong momentum into 2024, coupled with a pipeline of exciting and highly innovative product launches provides On with confidence to execute on the next step towards its stated mid-term targets. For the full year 2024, On expects to achieve a constant currency net sales growth rate of at least 30%. At current spot rates, the corresponding total expected reported net sales for 2024 is equivalent to at least CHF 2.25 billion. On further expects to achieve a gross profit margin of approximately 60% and an adjusted EBITDA margin in the range of 16.0 - 16.5% for the full year 2024.
•Based on the successful execution of its proven multi-channel strategy, On continues to gain market share at unprecedented rates. In 2024, On intends to scale existing and new audiences globally with large brand moments. Staying true to its core in running, On is excited to support its world-class roster of athletes on the road to the 2024 Olympics in Paris. Following Hellen Obiri's historical marathon wins in 2023, On athletes have kicked off the new year successfully, winning two track medals at the World Indoor Championships.

ZURICH, Switzerland, March 12, 2024 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”) today announced its financial results for the fourth quarter and full year, and that it has filed its annual report on Form 20-F (the "Form 20-F") for the year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the "SEC").

Martin Hoffmann, Co-CEO and CFO of On, said: “On our journey towards building the most premium global sportswear brand, 2023 was another exceptional year. We achieved an outstanding 55% constant currency net sales growth, while bringing efficiency and profitability to new heights and driving the highest positive cash flow in our history. Our big thank you and admiration goes to our now over 2,400 team members, who are passionately working towards making our vision a reality every day. We enter 2024 with a lot of tailwind and opportunities in all parts of the business. The demand for the On brand remains very strong. Exciting product launches and big brand moments are in the making. We have more capabilities to execute on our strategic plan than ever before - from Retail to Apparel, from Ecom to Operations. And we have a great team in place - ready to Dream On.”
David Allemann, Co-Founder and Executive Co-Chairman of On, said: “We are proud to look back at a year filled with milestones that highlight On's unique position in the market. Fueled by athlete successes, including Hellen Obiri becoming the first woman in 34 years to win both the Boston and New York City marathons in the same year, we witnessed our running products soar to new heights in 2023. While our portfolio is deeply rooted in our commitment to innovation, catering first to athletes and runners, we recognize the wider opportunities for On in the evolving sports and fashion landscape. As we look to further expand our presence in the global premium sportswear market, we have put a big emphasis on building awareness for our apparel offering. Based on the recent success, new and updated products and supported by our own retail store rollout, we expect to significantly build this category over the next years."

Key Financial Highlights
Key highlights for fiscal year 2023 compared to fiscal year 2022 included:
•    net sales increased 46.6% to CHF 1,792.1 million, or by 55% on a constant currency basis;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased 50.9% to CHF 671.8 million;
•    net sales through the wholesale sales channel increased 44.2% to CHF 1,120.3 million;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased 29.2% to CHF 488.7 million, 52.2% to CHF 1,162.2 and 75.9% to CHF 141.1 million, respectively;
•on a constant currency basis, net sales in EMEA, Americas and Asia-Pacific increased 35%, 61% and 96%, respectively;
•    net sales from shoes, apparel and accessories increased 46.6% to CHF 1,711.4 million, 45.5% to CHF 68.9 million and 60.7% to CHF 11.8 million, respectively;
•gross profit increased 55.8% to CHF 1,067.2 million from CHF 684.9 million;
•    gross profit margin increased to 59.6% from 56.0%;
•    net income increased 37.9% to CHF 79.6 million from CHF 57.7 million;
• basic EPS Class A (CHF) increased to 0.25 from 0.18;
•diluted EPS Class A (CHF) increased to 0.25 from 0.18;
• adjusted EBITDA increased 67.6% to CHF 276.9 million from CHF 165.3 million;
•adjusted EBITDA margin increased to 15.5% from 13.5%;
•adjusted net income increased to CHF 112.4 million from CHF 90.6 million;
•adjusted basic EPS Class A (CHF) increased to 0.35 from 0.29; and
•adjusted diluted EPS Class A (CHF) increased to 0.35 from 0.28.

Key highlights for the three-month period ended December 31, 2023 compared to the three-month period ended December 31, 2022, included:
•    net sales increased 21.9% to CHF 447.1 million, or by 31% on a constant currency basis;
•    net sales through the DTC sales channel increased 38.2% to CHF 206.6 million;
•    net sales through the wholesale sales channel increased 10.7% to CHF 240.5 million;
•    net sales in EMEA, Americas and Asia-Pacific increased 22.9% to CHF 112.5 million, 18.5% to CHF 300.6 million, 57.7% to CHF 34.0 million, respectively;
•on a constant currency basis, net sales in EMEA, Americas and Asia-Pacific increased 26%, 29%, 76%, respectively;
•    net sales from shoes, apparel and accessories increased 20.4% to CHF 425.7 million, 60.1% to CHF 18.4 million and 60.1% to CHF 2.9 million, respectively;
•gross profit increased 25.9% to CHF 270.2 million from CHF 214.6 million;
•    gross profit margin increased to 60.4% from 58.5%;
•    net loss increased 1.3% to CHF 26.8 million from CHF 26.4 million;
• basic earnings per share (“EPS”) Class A (CHF) remained unchanged at (0.08);
•diluted EPS Class A (CHF) remained unchanged at (0.08);
• adjusted EBITDA increased 16.3% to CHF 71.9 million from CHF 61.8 million;
•adjusted EBITDA margin decreased to 16.1% from 16.8%;
•adjusted net income/(loss) decreased to CHF (16.3) million from CHF 7.5 million;
•adjusted basic EPS Class A (CHF) decreased to (0.05) from 0.02; and
•adjusted diluted EPS Class A (CHF) decreased to (0.05) from 0.02.

Key balance sheet highlights as of December 31, 2023 compared to December 31, 2022 included:
•cash and cash equivalents increased by 33.3% to CHF 494.6 million from CHF 371.0 million; and
•net working capital was CHF 496.2 million as of December 31, 2023, which reflects an increase of 8.1% compared to December 31, 2022.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and measures presented on a constant currency basis are non-IFRS measures used by us to evaluate our performance.

Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and measures presented on a constant currency basis enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and measures presented on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Outlook

On continued on its significant growth path in 2023, reaching numerous records and milestones in the past financial year. Based on the visible strong demand for the On brand, a pipeline of exciting and highly innovative products as well as strong momentum into 2024, On expects to continue to grow at unprecedented rates for a sportswear brand at its scale.

In October 2023, at On's Investor Day, On introduced the aspiration to achieve a net sales CAGR of 26% through 2026. For the full year 2024, On expects to grow even beyond this rate and to achieve a constant currency net sales growth rate of at least 30%. At current spot rates and reflecting the considerable recent Swiss Franc strength, this implies reported net sales of at least CHF 2.25 billion in 2024. Negative foreign exchange impacts are expected to be more pronounced in the first half of 2024.

For the first quarter of 2024 specifically, taking into account the lapsing of a strong wholesale quarter in the first quarter of 2023, On expects an increased DTC share and to achieve a constant currency net sales growth rate of 26%. At current spot rates, this implies expected reported net sales in the first quarter 2024 of CHF 495 million.

In addition to the growth ambitions voiced in October 2023, On further introduced the vision to be the most premium global sportswear brand. This vision comes to life in the form of premium products and a premium customer experience, but also a premium financial profile and level of profitability. For 2024, On anticipates a full year gross profit margin of approximately 60%, in line with the previously announced mid-term target.

Supported by the strong gross profit margin, On expects to take the next step towards its mid-term target to reach an adjusted EBITDA margin of 18%+. In 2024, On anticipates to achieve a full year adjusted EBITDA margin in the range of 16.0 - 16.5%.

Other than with respect to IFRS net-sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss fourth quarter results is scheduled for March 12, 2024 at 8 a.m. US Eastern time (1 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

No access code necessary.

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/597654944. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

Annual Report
The Form 20-F can be accessed by visiting either the SEC's website at www.sec.gov or the Company's website at investors.on.com/. In addition, the Company's shareholders may receive a hard copy of the Form 20-F, which includes the Company's complete audited financial statements, free of charge by requesting a copy from the Company contact below.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fourteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

We also present certain information related to our current period results of operations, including net sales, on a constant currency basis, which are non-IFRS financial measures and should be viewed as a supplement to our results of operations under IFRS. Constant currency represents current period results that have been retranslated using exchange rates used in the prior year comparative period to enhance the visibility of the underlying business trends excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; our highly competitive market and increasing competition; and our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality; our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; the war in the Ukraine and its potential consequences, including changes in commodity, oil, material, distribution, air-freight and other operating costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic, the efficacy of vaccines and the prevalence of variants; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the United States Securities and Exchange Commission and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Ryan Greenwood
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information

Consolidated statements of income / (loss)

	Year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change
	(Audited)	(Audited)		(Unaudited)	(Unaudited)

Net sales	1,792.1	1,222.1	46.6%	447.1	366.8	21.9%
Cost of sales	(724.8)	(537.2)	34.9%	(176.9)	(152.2)	16.2%
Gross profit	1,067.2	684.9	55.8%	270.2	214.6	25.9%
Selling, general and administrative expenses	(887.0)	(599.8)	47.9%	(229.4)	(199.9)	14.8%
Operating result	180.2	85.1	111.8%	40.8	14.7	177.8%
Financial income	11.5	5.7	100.0%	4.2	2.5	71.2%
Financial expenses	(11.3)	(6.4)	75.9%	(4.5)	(0.9)	389.8%
Foreign exchange result	(111.4)	(6.5)	1603.9%	(85.5)	(40.7)	110.1%
Income / (loss) before taxes	69.1	77.9	(11.2)%	(45.0)	(24.4)	83.9%
Income tax benefit / (expense)	10.5	(20.2)	(151.9)%	18.2	(2.0)	1025.1%
Net income / (loss)	79.6	57.7	37.9%	(26.8)	(26.4)	1.3%
Earnings per share
Basic EPS Class A (CHF)	0.25	0.18	37.0%	(0.08)	(0.08)	0.7%
Basic EPS Class B (CHF)	0.02	0.02	—%	(0.01)	(0.01)	—%

Diluted EPS Class A (CHF)	0.25	0.18	36.5%	(0.08)	(0.08)	0.7%
Diluted EPS Class B (CHF)	0.02	0.02	—%	(0.01)	(0.01)	—%

Consolidated balance sheets

(CHF in millions)	12/31/2023	12/31/2022
	(Audited)	(Audited)

Cash and cash equivalents	494.6	371.0
Trade receivables	204.8	174.6
Inventories	356.5	395.6
Other current financial assets	34.2	33.2
Other current operating assets	61.2	77.0

Current assets	1,151.3	1,051.5

Property, plant and equipment	93.6	77.2
Right-of-use assets	214.0	151.6
Intangible assets	64.6	70.3
Deferred tax assets	69.5	31.7

Non-current assets	441.7	330.9

Assets	1,593.0	1,382.4

Trade payables	65.1	111.0
Other current financial liabilities	53.4	31.2
Other current operating liabilities	156.4	81.7
Current provisions	7.1	5.0
Income tax liabilities	23.5	13.9

Current liabilities	305.6	242.7

Employee benefit obligations	2.2	6.3
Non-current provisions	10.0	7.2
Other non-current financial liabilities	190.3	138.8
Deferred tax liabilities	10.5	17.9

Non-current liabilities	212.9	170.2

Share capital	33.5	33.5
Treasury shares	(26.7)	(26.1)
Capital reserves	1,140.8	1,105.1
Other reserves	(9.8)	—
Accumulated losses	(63.3)	(142.9)

Equity	1,074.5	969.5

Equity and liabilities	1,593.0	1,382.4

Consolidated statements of cash flows

(CHF in millions)	2023	2022
	(Audited)	(Audited)

Net income / (loss)	79.6	57.7
Share-based compensation	27.3	38.3
Employee benefit expenses	(7.5)	4.8
Depreciation and amortization	64.9	46.4
Loss / (gain) on disposal of assets	0.6	0.9
Interest income and expenses	(4.5)	(0.8)
Net exchange differences	102.9	(8.3)
Income taxes	(10.5)	20.2
Change in provisions	4.8	(7.4)
Change in working capital	(101.2)	(285.8)
Trade receivables	(46.9)	(78.6)
Inventories	(10.0)	(273.0)
Trade payables	(44.3)	65.8
Change in other current assets / liabilities	93.4	(67.6)
Interest received	11.0	5.6
Income taxes paid	(28.6)	(31.0)
Cash inflow / (outflow) from operating activities	232.1	(227.0)

Purchase of tangible assets	(42.8)	(60.3)
Purchase of intangible assets	(4.4)	(22.7)
Payment of contingent considerations	—	—
Cash (outflow) from investing activities	(47.1)	(82.9)

Payments of lease liabilities	(25.5)	(15.4)
Proceeds on sale of treasury shares related to share-based compensation	10.1	26.4
Interest paid	(6.5)	(4.7)
Cash inflow / (outflow) from financing activities	(21.8)	6.3

Change in net cash and cash equivalents	163.2	(303.6)
Net cash and cash equivalents at January 1	371.0	653.1
Net impact of foreign exchange rate differences	(39.6)	21.5
Net cash and cash equivalents at December 31	494.6	371.0

Reconciliation of non-IFRS measures
Adjusted EBITDA and adjusted EBITDA margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net income / (loss)	79.6	57.7	37.9%	(26.8)	(26.4)	1.3%
Exclude the impact of:
Income taxes	(10.5)	20.2	(151.9)%	(18.2)	2.0	(1025.1)%
Financial income	(11.5)	(5.7)	101.2%	(4.2)	(2.5)	71.2%
Financial expenses	11.3	6.4	75.9%	4.5	0.9	389.8%
Foreign exchange result(1)	111.4	6.5	1603.9%	85.5	40.7	110.1%
Depreciation and amortization	64.9	46.4	39.8%	20.3	12.7	59.7%
Share-based compensation(2)	31.8	33.8	(5.8)%	10.8	34.4	(68.6)%
Adjusted EBITDA	276.9	165.3	67.6%	71.9	61.8	16.3%
Adjusted EBITDA margin	15.5%	13.5%		16.1%	16.8%

(1)    Represents the foreign exchange impact within the net financial result.
(2)    Represents non-cash share-based compensation expense.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments. In 2021, adjusted net income, adjusted basic EPS and adjusted diluted EPS also exclude transaction costs relating to our IPO.
The table below provides a reconciliation between net income / (loss) to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Fiscal year ended December 31,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income / (loss)	70.9	8.6	51.4	6.3
Exclude the impact of:
Share-based compensation(1)	28.4	3.4	30.1	3.7
Tax effect of adjustments(2)	0.9	0.1	(0.8)	(0.1)
Adjusted net income / (loss)	100.2	12.2	80.7	9.9

Weighted number of outstanding shares(3)	284,262,802	345,437,500	282,195,495	345,437,500
Weighted number of shares with dilutive effects(3)(4)	3,306,122	11,446,403	2,354,500	6,891,423
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	287,568,924	356,883,903	284,549,995	352,328,923

Adjusted basic EPS (CHF)	0.35	0.04	0.29	0.03
Adjusted diluted EPS (CHF)	0.35	0.03	0.28	0.03

	Three-month period ended December 31,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income / (loss)	(23.9)	(2.9)	(23.5)	(2.9)
Exclude the impact of:
Share-based compensation(1)	9.6	1.2	30.6	3.7
Tax effect of adjustments(2)	(0.3)	—	(0.4)	—
Adjusted net income / (loss)	(14.5)	(1.8)	6.7	0.8

Weighted number of outstanding shares(3)	284,782,459	345,437,500	283,102,252	345,437,500
Weighted number of shares with dilutive effects(3)(4)	—	—	1,661,451	6,285,538
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,782,459	345,437,500	284,763,703	351,723,038

Adjusted basic EPS (CHF)	(0.05)	(0.01)	0.02	—
Adjusted diluted EPS (CHF)	(0.05)	(0.01)	0.02	—

(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted basic EPS as adjusted Net Income for such periods.
(4)    For the three-month period ended December 31, 2022, 1,661,451 shares and 6,285,538 shares were excluded from the diluted EPS calculation for Class A ordinary shares and Class B voting rights shares, respectively, as the impact of the shares are considered anti-dilutive.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Accounts receivables	204.8	174.6	17.3%
Inventories	356.5	395.6	(9.9)%
Trade payables	(65.1)	(111.0)	(41.3)%
Net working capital	496.2	459.2	8.1%